Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon Acquisition of MCI – FAQ

Why does Verizon want to acquire MCI?

Verizon’s wireline Enterprise business has been locally and regionally focused. Over the past several years we have been improving that business, marketing our network, our solutions and our management capabilities to enterprise customers in our geographic markets. We had been building that capability from the inside. But we are acquiring MCI in order to get into that business more quickly and efficiently – and thereby serve our customers better

MCI has been successful in providing services to business and government accounts, especially in the Enterprise segment. It provides a comprehensive portfolio of local-to-global business data, Internet and voice services, including Internet protocol network technology, Virtual Private Networking, SONET, private line, frame relay, ATM and a full range of value-added Internet services.

The bottom line: MCI has capabilities that Verizon needs to best serve the Enterprise customer base faster and less expensively than either company could do on its own.

Why is there a sudden surge of consolidation in the telecom industry?

This transaction is the logical next step in the continuing evolution of the telecommunications industry, an evolution that is driven by customers and technology and not by companies and regulators. The availability of wireline and wireless packages of any time, any distance minutes of use, Internet communication (including instant messaging), text messaging, and voice over Internet protocol (“VoIP”) services has blurred the historical lines between local and long distance service. Today, customers rely on an array of communications platforms that include not only traditional and broadband wireline services (providing voice, DSL, Internet connectivity and VoIP), but other platforms, such as wireless mobile (including cell phones, wireless data, wi-fi, wi-max and PDAs) and cable platforms (providing voice, video and data services).

In light of these changes, a company providing only traditional wireline POTS service would fast become obsolete. Consequently, the industry is rapidly restructuring itself so as to provide a full array of services using new and emerging technologies in the most economically efficient way. Both Verizon and MCI must respond to these industry changes. This transaction is the best response for both of our companies.

What does it mean for your customers in my area…from big businesses to consumers?

At the moment, there is no change for those customers. Approvals for the acquisition need to be secured both on the state and federal levels. We expect this process to be completed in about a year. Until then, both companies will operate independently, with current operations. Many operational issues will be discussed between the two companies when we are closer to approval of the transaction, as we have done with past transactions.

What’s the benefit for customers?

As a result of this transaction, Verizon will be able to provide better service to enterprise and government customers than either company could provide alone. For example, Verizon will be able to carry traffic over MCI’s Internet backbone, one of the premier Internet platforms in the country, improving efficiency and enhancing the ability to manage complex network assets and applications. Verizon will also be able to utilize MCI’s ISP connectivity services (such as email, web hosting, DNS services and others), again enhancing Verizon’s capabilities in a business segment in which it is a small provider at present. Verizon’s local and regional presence, coupled with MCI’s innovative enterprise and government sales expertise, will allow the merged company to provide government customers — as well as enterprise customers — with a suite of products and services that addresses the full range of these customers’ needs.

American consumers and small businesses will benefit from the enhanced deployment of wireline and wireless broadband services that this transaction will promote. This transaction will ensure that MCI’s robust, state-of-the-art backbone platform will continue to be one of the premier Internet networks for data traffic; and the transaction will allow for higher quality of service and a greater investment in that backbone than MCI could achieve as a stand-alone company going forward. After the acquisition, consumers will continue to have a choice of competitive communications services, including wireline competitors, cable telephony providers, wireless services and VoIP providers.

Isn’t this acquisition taking one more competitor out of the field, meaning less choice for customers?

This industry restructuring will continue irrespective of Verizon’s proposed acquisition of MCI. MCI has recognized that – as a result of wireless competition, intense long distance competition from other carriers, restrictions on marketing resulting from “Do Not Call” legislation, competitors exploiting new, unregulated technologies and applications that make possible such services as messaging on the go, high speed data connections, cable telephone, VoIP, e-mail and instant messaging – its consumer business is in a continuing and irreversible decline, and has refocused its strategy accordingly. Last year, MCI made a decision to exit the consumer business, according to its President and CEO, Michael Capellas. Verizon’s acquisition of MCI positions a strong new competitor to fully leverage the industry’s evolution toward more converged products and services to the benefit of all customers.

Can you tell me more about the job losses in my area?

At this point, there is noting more to report. As you can imagine in these kinds of transactions, the two companies look for ways to create savings and efficiencies. But these and many other operational issues will be discussed between the two companies when we are closer to approval of the transaction, as we have done with past transactions.

Verizon – MCI Facts & Figures

Verizon

Wireline

•	6,600 local Points of Presence

•	Serving 2/3’s of the Top 100 U.S. markets

•	3.6 million DSL customers

•	9 million fiber miles

•	53 Million Access Lines

Wireless

•	America’s most reliable wireless network

•	Strong business presence

•	Leading 3G network

•	43.8 million customers

•	269 million licensed PoP’s

MCI

Wireline

•	4,500 Points of Presence

•	Presence on 6 continents, in 140+ countries and over 2,800 cities

•	Premier global IP backbone w/ 3.2 million dial modems

•	100,000 mile fiber optic network

•	130 Data Centers

•	Connections to over 100,000 active buildings

•	Most scalable IP network

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.